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                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                               SUBJECT COMPANY:  METROCALL, INC.
                                                  COMMISSION FILE NO:  000-21924


FOR IMMEDIATE RELEASE:
Monday August 7, 2000

      Metrocall Media Contact:            Metrocall Analyst Contact:
      Timothy J. Dietz                    Paul J. Liberty
      Director                            Vice President
      Corporate Communications            Investor Relations
      (703) 660-6677x6231                 (703) 660-6677x6260
      dietzt@metrocall.com                paul.liberty@metrocall.com



               METROCALL UPGRADED TO NASDAQ'S NATIONAL MARKET SYSTEM

      Alexandria, Va., Monday, August 7, 2000--Metrocall, Inc., (NASDAQ: MCLL), today announced that it has met the National Market listing requirements of the Nasdaq Stock Exchange. The company will now be traded on the Nasdaq National Market System. Previously the company traded on the Nasdaq SmallCap Market. The Nasdaq National Market System is made-up of companies that meet certain criteria including, but not limited to, total shareholders, total revenues and minimum bid price.

      The announcement represents another positive event for the visibility of Metrocall's stock. On February 3, 2000, Metrocall announced the conversion of $105 million face value of preferred stock owned by AT&T Wireless into 13.25 million common shares, making AT&T Wireless Metrocall's largest shareholder (approximately 16%). Additionally on February 3, 2000, Metrocall announced significant equity investments from Hicks, Muse, Tate & Furst, Aether Systems and PSINet. Each company purchased approximately 10% of Metrocall's common equity. At that time, Hicks, Muse, Tate & Furst also received options to invest an additional $75 million in the company's common stock at prices which were significant premiums to market. On July 10, 2000 the Company was named to the Russell 2000 Index, which is one of the better known indexes used to measure the performance of certain publicly traded sectors. On July 19, 2000, Metrocall hosted a technology symposium for analysts and investors, which compared and contrasted Metrocall's Advanced Messaging Products and Services with other potential technologies. This conference was well attended and received and
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has widely been discussed in association with the future potential of the wireless data and messaging industry in which Metrocall participates.

     "We welcome the news that Metrocall will now be traded on Nasdaq's National Market and consider this announcement further validation of our strategy to provide businesses with wireless connections to e-mail and the Internet," stated Vincent D. Kelly, Metrocall's chief financial officer. "The wireless data and messaging sector is teeming with potential as the data applications, Internet and telecommunications industries are converging. Metrocall is well-positioned to provide the products and services necessary to meet the demands of the mobile business community moving forward."

ABOUT METROCALL, INC.

      Metrocall, Inc., headquartered in Alexandria, Virginia, is one of the largest wireless data and messaging companies in the United States providing both products and services to more than six million business and individual subscribers. Metrocall was founded in 1965, became a publicly traded company in 1993 and currently employs approximately 3,800 professionals coast to coast. The Company offers two-way interactive messaging, wireless e-mail and Internet connectivity, cellular and digital PCS phones, as well as one-way messaging services. Metrocall operates on many nationwide, regional and local networks, including a new Two-Way Interactive Network (TWIN), and can supply a wide variety of customizable Internet-based information content services. Also, Metrocall offers totally integrated resource management systems and communications solutions for business and campus environments. Metrocall's wireless networks operate in the top 1,000 markets all across the nation and the Company has offices and retail locations in more than forty states. Metrocall is the largest equity-owner of Inciscent, an independent business-to-business enterprise, that is a national full-service "wired-to-wireless" Application Service Provider (ASP). For more information on Metrocall please visit our Web site and On-line store at www.metrocall.com or AOL Keyword: Metrocall.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The statements set forth above that are not historical facts, such as those concerning Metrocall's advanced wireless data and messaging strategies, are forward-looking statements that are subject to risks and uncertainties. A number of risks and uncertainties could cause actual results to, events or developments to differ from expectations. Among the factors that could cause actual results to differ are 1) the speed and extent to which markets for advanced messaging data and messaging services develop and grow; 2) Metrocall's and its joint venture affiliate Inciscent's ability to develop and market products and services that respond to market conditions and customers' needs; 3) the impact of competition from other companies in the wireless data and Internet business;
4) the need to respond to rapid technological developments that could affect the commercial viability of Metrocall's and Inciscent's products and services. You should refer to our Annual Report on Form 10-K for a complete discussion of these and other factors that could cause actual results to differ materially from those projected in these forward-looking statements.

ANY SECURITIES TO BE ISSUED PURSUANT TO METROCALL'S PREVIOUSLY ANNOUNCED PROPOSAL RELATED TO PAGENET WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL
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CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL.
INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.

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